Robert J. Rapport

Senior Vice President & Controller

- Chief Accounting Officer

Marsh & McLennan Companies, Inc.

1166 Avenue of the Americas

New York, NY 10036

+1 212 345 5260

Fax +1 201-284-4809

www.mmc.com

July 24, 2009

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attn: Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Re: Marsh & McLennan Companies, Inc.
Form 10-K for the fiscal year ended December 31, 2008
File No. 001-05998
Responses to verbal comments

Dear Mr. Rosenberg:

This letter provides the responses of Marsh and McLennan Companies, Inc. to the verbal comments received from the Staff on July 9, 2009 related to our correspondence filed on June 3, 2009. The Staff’s comments are included below in italics, followed by our response.

1. In response to prior comment 4, you stated that, “The lower tax rate attributable to non-US operations reflects income taxed at rates lower than the 35% US federal tax rate, net of the US tax impact of repatriation.” Please include similar information in future filings that explains what this reconciliation represents and why the amounts changed from 2007. In addition, clarify which items in the rate reconciliation are continuing and which items are non-recurring in your future disclosure.

Response to verbal comment 1

In response to the Staff’s comment, MMC will include information similar to that set forth above in explaining what the reconciliation of non-US operations represents and why the amounts changed from 2007. In addition, MMC will provide clarification of the continuing or non-recurring nature of the items in the rate reconciliation. Both of these enhancements will be included in our Form 10-K filings, beginning with the filing for the year ending December 31, 2009.

July 24, 2009

2. Please refer to your response to prior comment 8. Clarify in future filings that the discontinued operations information disclosed does not include the cash flow impacts of the actual disposal transaction related to discontinued operations because you believe that the cash flows associated with the actual disposal are attributable to the parent company arising from its decision to dispose of the discontinued operation.

Response to verbal comment 2

MMC’s annual report for the year ending December 31, 2009 will include the comparative statement of cash flows for the year ended December 31, 2007, which reflects the cash flow impacts from the disposal of Putnam, the subject of your prior comment 8. In response to the Staff’s comment, in that report MMC will add the following supplementary disclosure in the related footnote (which was note 2 for the 2008 consolidated financial statements):

“The information above excludes the cash flow impacts of the actual disposal transaction related to discontinued operations because MMC believes the disposal transaction to be cash flows attributable to the parent company, arising from its decision to dispose of the discontinued operation.”

This disclosure will be added under the table which shows the cash flows attributable to discontinued operations. The disclosure will also be added to any future quarterly filing which includes a disposal of a discontinued operation.

July 24, 2009

Finally, MMC acknowledges that your review will remain open until the Staff reviews the exhibits related to Messrs. Bartley, Spiller and Freakley, to be filed with the Form 10-Q for the quarter ended June 30, 2009 as noted in our response to prior comment 11.

Sincerely,

/s/ Robert J. Rapport

Robert J. Rapport

Senior Vice President & Controller

- Chief Accounting Officer